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UNIT
SECURITIES AND E
Washingt

08031756

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OMB Number:	3235-0123
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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 03 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 16549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Borst Investment Planning Services, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1316 Dawson Road
(No. and Street)

Albany (City) Georgia (State) 31707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F. Borst 229-883-1135
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan Group, PC
(Name – *if individual, state last, first, middle name*)

1809 Gillionville Road, Albany Georgia 31707
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
E JUN 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/5

OATH OR AFFIRMATION

I, Thomas F. Borst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Borst Investment Planning Services, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Eva M. Gentile

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

My Commission Expires 10-19-10

SULLIVAN GROUP, CPA LLC
1809 GILLIONVILLE RD
ALBANY, GEORGIA 31707
229-883-4737
FAX 229-434-1434

V. CARLYSLE SULLIVAN, JR., C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
GEORGIA SOCIETY OF C.P.A.'S

April 21, 2008

We have examined the financial statements of Borst Investment Planning Services, Inc., for the period April 1, 2007, to March 31, 2008, and have issued our report thereon dated April 21, 2008. As part of our examination, we made a study and evaluation of the system and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities and certain other practices and procedures followed by the client.

Identification of the sub-paragraph(s) upon which the firm claims exemption from the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. During the course of our audit, no facts came to our attention that the condition for exemption had not been compiled with during the period. The company does not maintain customers' accounts or handle securities. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purpose of such study and evaluation are to timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weakness in internal accounting control.

The management of Borst Investment Planning Services, Inc. is responsible for establishing and maintaining a system of internal accounting controls. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related cost control procedures.

The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use of disposition and that executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation for the limited purpose described in the first paragraph does not disclose all material in the system. Accordingly, we do not express an opinion on the system of internal accounting controls of Borst Investment Planning Services, Inc., taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of the company's filing pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Sincerely yours,

SULLIVAN GROUP, P.C.
Albany, Georgia

END